

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Michael K. Lester
President and Chief Executive Officer
LifeStance Health Group, Inc.
4800 N. Scottsdale Road, Suite 6000
Scottsdale, AZ 85251

   Re: LifeStance Health Group, Inc.
     Registration Statement on Form S-1
     Filed May 17, 2021
     File No. 333-256202

Dear Mr. Lester:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed May 17, 2021

Cover Page

1. We note that you have added a page of graphics after the cover page. We note that the information in the third graphic is repeated in the Prospectus Summary and Business sections but is shown without the context of those sections. Please remove this page as its prominence is not appropriate. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

We Have Experienced Significant Growth, page 3

2. We note your disclosure that your revenue is generally derived from in-network insurance coverage pursuant to which your subsidiaries or affiliated practices are reimbursed for patient services and that your payor contracts are typically structured as fee-for-service.

Please revise to clarify, if true, that with respect to your affiliated practices your revenue is derived from management fees negotiated under your management services contracts.

Organizational Structure, page 54

3.   We note your response to prior comment 2. Please revise your organizational chart on page 54 to also depict the Company's structure as it relates to the Company's wholly-owned centers and affiliated practices.

Use of Proceeds, page 55

4.   We note your disclosure that you intend to use a portion of the net proceeds from the offering to repay amounts outstanding under your Existing Credit Agreement. Please specify the interest rates and maturity of the debt. Refer to Instruction 4 to Item 504 of Regulation S-K.

Our Payor Relationships, page 116

5.   We note your response to prior comment 12 and reissue in part. Please revise to identify the payors which comprised 20% and 17% of your total revenue during the three months ended March 31, 2021. In this regard, we note the identities of these key payors appear to be material to an understanding of the business taken as a whole.

Principal and Selling Stockholders, page 149

6.   Please revise the table on page 149 to add a column to reflect the number of securities being offered by each selling shareholder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner at 202-551-3744 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas Fraser, Esq.